EXHIBIT 99.13

EVALUATION OF THE P&NG RESERVES

OF

AUSTRAL-PACIFIC ENERGY LIMITED

IN THE CHEAL AREA OF NEW ZEALAND

(As of December 31, 2007)

Introduction — Page 1

Introduction

This report was prepared by Sproule International Limited (“Sproule”) at the request of Mr. Thompson Jewel, CEO and President, Austral-Pacific Energy Limited. Austral-Pacific Energy Limited is hereinafter referred to as “the Company.” The effective date of this report is December 31, 2007.

The report consists of an evaluation of the P&NG reserves associated with the Company’s interest in the Cheal Field, New Zealand. It was prepared during the months of December and January for the purpose of evaluating the Company’s P&NG reserves according to Canadian Oil and Gas Evaluation Handbook (COGEH) reserve definitions that are consistent with the standards of National Instrument 51-101. This report was prepared for the Company’s corporate purposes.

This one volume report consists of an Introduction, Summary, Discussion, National Instrument 51-101, and Appendices. The Introduction includes the summary of the evaluation standards and procedures and pertinent author certificates; the Summary includes high-level summaries of the evaluation; and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. The National Instrument 51-101 section presents Form 51-101F2 — Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, Tables 1 to 5 using Forecast Prices and Costs, and the Engagement Agreement. Reserves definitions, abbreviations, units, and conversion factors are included in Appendices A and B.

Field Operations

In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule International Limited. No material Information regarding the reserves evaluation would have been obtained by an on-site visit.

Historical Data, Interests and Burdens

1.

All historical production, revenue and expense data, product prices actually received, and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule International Limited.

Introduction — Page 2

2.

Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3.	Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule International Limited.

Evaluation Standards

This report has been prepared by Sproule International Limited using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). This report adheres in all material aspects to the “best practices” recommended in the COGE Handbook, which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGE Handbook is incorporated by reference in National Instrument 51-101.

Evaluation Procedures

1.	The Company provided Sproule with recent revenue statements to determine certain economic parameters.

2.	The forecasts of product prices used in this evaluation were based on Sproule’s December 31, 2007 price forecasts.

3.	Well abandonment and disconnect costs were included in this report at the entity level for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

4.	The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property; consequently, income taxes have not been deducted in this report.

Introduction — Page 3

Evaluation Results

1.

The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

2.

The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule’s opinion of fair market value.

3.

The dollar values presented throughout the report are in United States dollars, unless otherwise stated. An exchange rate of 0.7676 United States dollars per New Zealand dollar was used to convert budget information supplied by the Company. This rate was based on the exchange rate for December 31, 2007, as obtained from the Bank of Canada website.

4.	Due to rounding, certain totals may not be consistent from one presentation to the next.

BOE Cautionary Statement

BOE’s (or ‘McfGE’s’ or other applicable units of equivalency) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl (or ‘An McfGE conversion ratio of 1 bbl:6 Mcf’) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

This report may contain forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., corporate commitment, regulatory approval, operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the

Introduction — Page 4

uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation.

Exclusivity

This report has been prepared for the exclusive use of Austral-Pacific Energy Limited. It may not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report being made available to that party.

Introduction — Page 5

Certification

Report Preparation

The report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2007),” was prepared by the following Sproule personnel:

Jeffrey R. Duer, R. Eng., Project Leader
Intermediate Reservoir Engineer
04 /03 /2008 dd/mm/yr

Barrie F. Jose, P. Geoph.
Manager, Geoscience
04/03/2008 dd/mm/yr

Introduction — Page 6

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Douglas J. Carsted, P. Geol.
Vice-President, Geoscience - International
04/03/2008 dd/mm/yr

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P6151.

Introduction — Page 7

Certificate

Jeffrey R. Duer, B.Sc., P.Eng.

I, Jeff Duer, Intermediate Reservoir Engineer at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:

	a.	B.Sc., Chemical Engineering (2002), University of Calgary, Calgary AB, Canada

2.	I am a registered professional:

	a.	Professional Engineer (P.Eng.), Province of Alberta, Canada

3.	I am a member of the following professional organizations:

	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

	b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

	c.	Society of Petroleum Engineers (SPE)

4.

My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2007)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

5.

I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Jeffrey R. Duer, P.Eng.

Introduction — Page 8

Certificate

Barrie F. Jose, M.Sc., P.Geoph.

I, Barrie F. Jose, Manager, Geoscience, and Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:

	a.	M.Sc. Geophysics (1979) University of British Columbia, Vancouver BC, Canada

	b.	B.Sc. (Honours) Geological Science with Physics (1977) Queens University, Kingston ON, Canada

2.	I am a registered professional:

	a.	Professional Geophysicist (P.Geoph.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:

	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

	b.	Canadian Society of Exploration Geophysicists (CSEG)

	c.	Society of Exploration Geophysicists (SEG)

	d.	Canadian Society of Petroleum Geologists (CSPG)

	e.	American Association of Petroleum Geologists (AAPG)

	f.	Petroleum Exploration Society of Great Britain (PESGB)

	g.	European Association of Geoscientists and Engineers (EAGE)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51 -101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2007)” is based on my geophysical knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.

I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Barrie F. Jose, P.Geoph.

Introduction — Page 9

Certificate

Douglas J. Carsted, B.Sc., P.Geol.

I, Douglas J. Carsted, Vice-President, Geoscience, and Director at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:

	a.	B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada

	b.	B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2.	I am a registered professional:

	a.	Professional Geologist (P.Geol.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:

	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

	b.	Canadian Society of Petroleum Geologists (CSPG)

	c.	American Association of Petroleum Geologists (AAPG)

	d.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

	e.	Canadian Well Logging Society (CWLS)

	f.	Indonesian Petroleum Association, Professional Division (IPA)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51 -101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2007)” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.

I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Douglas J. Carsted, P.Geol.

Summary — Page 1

Summary

Table S-1, on the following page, summarizes our evaluation of the P&NG reserves associated with the Company’s interest in the Cheal Field, New Zealand. The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property and therefore, income taxes have not been deducted in this report. The effective date of the evaluation is December 31, 2007. A map showing the location of the Company’s Petroleum Exploration Permit encompassing the Cheal property is included as Figure S-1.

The reserves were estimated deterministically for the proved, proved plus probable, and proved plus probable plus possible reserves categories. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit:

The reserves definitions and ownership classification used in this evaluation are in accordance with the standards defined by COGEH reserves definitions and are consistent with NI 51-101. The net present values of the reserves are presented in thousands of United States dollars, and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule’s December 31, 2007 pricing model. Table S-2 presents a summary of the forecasts used. Operating and capital costs were escalated at 2 percent per year as set out in Table S-2.

Well abandonment and disconnect costs were included in this report for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Summary forecasts of production and cash flow for the various reserves categories are included as Tables S-3 through S-3D.

Figures S-2 through S-4 present the results of our evaluation in graphical form.

Summary — Page 2

Table S-1

Austral Pacific Energy Ltd
Summary of the Evaluation of the Company’s P&NG Reserves
In the Cheal Area of New Zealand
(As of December 31, 2007)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)

		Company

	Gross	Gross	Net	At 0%	At 5.0%	At 10.0%	At 15.0%

Light/Medium Oil (Mbbl)
Proved Developed Producing	843	586	503	31,362	29,481	27,841	26,400
Proved Undeveloped	518	360	308	18,453	16,548	14,934	13,554
Total Proved	1,360	946	811	49,816	46,029	42,775	39,954
Total Probable	1,131	786	673	42,555	35,170	29,481	25,023
Total Proved plus Probable	2,492	1,732	1,484	92,371	81,199	72,256	64,977
Total Possible	1,030	716	608	40,881	30,251	23,031	17,980
Total	3,521	2,447	2,091	133,252	111,450	95,287	82,956

Solution Gas (MMcf) - values included with it/med oil -
Proved Developed Producing	717	498	323
Proved Undeveloped	492	342	219
Total Proved	1,209	840	542
Total Probable	1,278	888	572
Total Proved plus Probable	2,487	1,728	1,113
Total Possible	1,366	949	608
Total	3,852	2,677	1,721

GRAND TOTAL (Mboe)
Proved Developed Producing	962	671	557	31,362	29,481	27,841	26,400
Proved Undeveloped	600	416	345	18,453	16,548	14,934	13,554
Total Proved	1,562	1,086	901	49,816	46,029	42,775	39,954
Total Probable	1,344	934	768	42,555	35,170	29,481	25,023
Total Proved plus Probable	2,906	2,020	1,670	92,371	81,199	72,256	64,977
Total Possible	1,257	874	709	40,881	30,251	23,031	17,980
Total	4,163	2,894	2,378	133,252	111,450	95,287	82,956

Summary — Page 3

Table S-2
Summary of Selected Price Forecasts and Inflation Rate Assumptions
(Effective December 31, 2007)

Year	TAPIS Malaysia ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate (%/Yr)

Historical
2001			2.0
2002			2.7
2003			2.5
2004			1.3
2005			1.6
2006	70.12		1.5
2007	77.26	2.81	2.0

Forecast
2008	93.61	3.91	2.0
2009	90.09	3.99	2.0
2010	88.81	4.07	2.0
2011	87.02	4.15	2.0
2012	86.59	4.23	2.0
2013	87.22	4.32	2.0
2014	88.97	4.40	2.0
2015	90.75	4.49	2.0
2016	92.56	4.58	2.0
2017	94.41	4.67	2.0
Escalation rate of 2.0% thereafter

(1)	Inflation rates for forecasting prices and costs.

NZ Economic Summary (Company)	Table S-3

Austral 3P	Total Proved + Probable + Possible
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate (%)	BT NPV (M$US)	AT NPV (M$US)	BT PIR (fraction)	AT PIR (fraction)
0	133,252	133,252	12.55	12.55
5.0	111,450	111,450	11.77	11.77
10.0	95,287	95,287	10.85	10.85
15.0	82,956	82,956	9.96	9.96
20.0	73,313	73,313	9.15	9.15
25.0	65,607	65,607	8.44	8.44

AT ROR (%)	>800.00
AT Payout (yrs)	0.00

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	195,999	100.00	82.47
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	52,127	26.60	21.93
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	10,620	5.42	4.47
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	133,252	67.99	56.07
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	133,252	67.99	56.07

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	5.5	1,172.6	429	298	265	93.11	820.8	300	209	139	3.91
2009(12)	10.0	1,719.1	627	436	360	89.58	1,547.2	565	392	243	3.99
2010(12)	10.0	1,400.6	511	355	295	88.29	1,260.5	460	320	199	4.07
2011(12)	10.0	1,141.1	416	289	242	86.49	1,255.2	458	318	199	4.15
2012(12)	10.0	927.1	339	236	198	86.05	1,019.8	373	259	164	4.23
2013(12)	10.0	757.4	276	192	163	86.67	984.6	359	250	159	4.32
2014(12)	10.0	617.0	225	157	134	88.40	802.1	293	203	130	4.40
2015(12)	10.0	502.7	183	128	110	90.17	754.0	275	191	124	4.49
2016(12)	10.0	408.4	149	104	91	91.98	612.6	224	156	102	4.58
2017(12)	10.0	333.7	122	85	75	93.81	500.5	183	127	85	4.67
2018(12)	10.0	271.8	99	69	63	95.69	407.8	149	103	70	4.77
2019(12)	10.0	221.5	81	56	52	97.60	332.2	121	84	59	4.86
2020(12)	10.0	181.7	61	42	42	99.56	272.5	91	63	48	4.96

Total	—	—	3,521	2,447	2,090	—	—	3,852	2,677	1,721	—

NZ Comp Cash Flow:: New Zealand R/T (1995)

Date	WI BOE Rate	WI Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	910	333.1	85.50	28,476	3,156	3,837	8,548	0	12,935	0	12,935
2009(12)	1,374	501.5	80.58	40,415	7,055	5,013	0	0	28,346	0	28,346
2010(12)	1,119	408.6	79.52	32,490	5,539	4,680	0	0	22,271	0	22,271
2011(12)	938	342.5	76.42	26,174	4,330	4,414	0	0	17,430	0	17,430
2012(12)	762	279.1	76.11	21,240	3,386	4,203	0	0	13,651	0	13,651
2013(12)	640	233.8	75.21	17,582	2,688	4,039	0	0	10,854	0	10,854
2014(12)	522	190.4	76.72	14,610	2,120	3,913	0	0	8,577	0	8,577
2015(12)	437	159.4	76.79	12,240	1,665	3,820	0	0	6,755	0	6,755
2016(12)	355	129.9	78.32	10,171	1,265	3,754	0	0	5,153	0	5,153
2017(12)	290	105.8	79.89	8,452	930	3,710	0	0	3,812	0	3,812
2018(12)	236	86.2	81.49	7,024	649	3,686	0	0	2,689	0	2,689
2019(12)	192	70.2	83.12	5,837	413	3,678	0	0	1,745	0	1,745
2020(12)	158	52.9	84.78	4,483	0	3,379	0	2,071	-967	0	-967

Total	—	2,893.3	—	229,195	33,197	52,127	8,548	2,071	133,252	0	133,252

NZ Economic Summary (Company)	Table S-3A

Austral 2P	Total Proved + Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate (%)	BT NPV (M$US)	AT NPV (M$US)	BT PIR (fraction)	AT PIR (fraction)
0	92,371	92,371	8.83	8.83
5.0	81,199	81,199	8.45	8.45
10.0	72,256	72,256	8.03	8.03
15.0	64,977	64,977	7.60	7.60
20.0	58,963	58,963	7.18	7.18
25.0	53,928	53,928	6.80	6.80

AT ROR (%)	>800.00
AT Payout (yrs)	0.00

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	137,398	100.00	82.37
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	34,565	25.16	20.72
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	10,462	7.61	6.27
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	92,371	67.23	55.37
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	92,371	67.23	55.37

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	5.5	1,172.6	429	298	265	93.11	820.8	300	209	139	3.91
2009(12)	10.0	1,637.3	598	415	343	89.58	1,473.6	538	374	232	3.99
2010(12)	10.0	1,204.8	440	306	254	88.29	1,084.3	396	275	172	4.07
2011(12)	10.0	886.5	324	225	189	86.49	975.2	356	247	156	4.15
2012(12)	10.0	650.5	238	165	141	86.05	715.6	262	182	116	4.23
2013(12)	10.0	480.0	175	122	106	86.67	624.0	228	158	103	4.32
2014(12)	10.0	353.2	129	90	79	88.40	459.2	168	116	77	4.40
2015(12)	10.0	259.9	95	66	60	90.17	389.8	142	99	68	4.49
2016(12)	10.0	193.3	65	45	45	91.98	290.0	97	68	51	4.58

Total	—	—	2,492	1,732	1,483	—	—	2,487	1,728	1,113	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	WI Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	910	333.1	85.50	28,476	3,164	3,797	8,548	0	12,966	0	12,966
2009(12)	1,309	477.7	80.58	38,492	6,697	4,883	0	0	26,912	0	26,912
2010(12)	963	351.5	79.52	27,948	4,689	4,392	0	0	18,867	0	18,867
2011(12)	729	266.1	76.42	20,336	3,239	4,039	0	0	13,057	0	13,057
2012(12)	535	195.8	76.11	14,904	2,204	3,789	0	0	8,912	0	8,912
2013(12)	406	148.1	75.21	11,143	1,487	3,616	0	0	6,039	0	6,039
2014(12)	299	109.0	76.72	8,363	955	3,502	0	0	3,907	0	3,907
2015(12)	226	82.4	76.79	6,328	562	3,432	0	0	2,334	0	2,334
2016(12)	168	56.3	78.32	4,407	0	3,116	0	1,914	-622	0	-622

Total	—	2,020.0	—	160,396	22,998	34,565	8,548	1,914	92,371	0	92,371

NZ Economic Summary (Company)	Table S-3B
Austral 1P	Total Proved
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR
(%)	(M$US)	(M$US)	(fraction)	(fraction)
0	49,816	49,816	8.77	8.77
5.0	46,029	46,029	8.78	8.78
10.0	42,775	42,775	8.74	8.74
15.0	39,954	39,954	8.64	8.64
20.0	37,489	37,489	8.52	8.52
25.0	35,320	35,320	8.38	8.38

AT ROR (%)	>800.00
AT Payout (yrs)	0.00

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	75,215	100.00	83.50
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	19,717	26.21	21.89
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	5,682	7.55	6.31
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	49,816	66.23	55.31
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	49,816	66.23	55.31

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	5.5	1,097.7	402	279	240	93.11	768.4	281	195	126	3.91
2009(12)	8.0	1,168.4	426	296	246	89.58	1,051.6	384	267	166	3.99
2010(12)	8.0	692.0	253	176	148	88.29	622.8	227	158	100	4.07
2011(12)	8.0	409.8	150	104	90	86.49	450.8	165	114	75	4.15
2012(12)	8.0	242.0	89	62	56	86.05	266.2	97	68	46	4.23
2013(12)	8.0	153.1	42	29	29	86.67	199.1	54	38	28	4.32

Total	—	—	1,361	946	810	—	—	1,209	840	542	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	Wl Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	852	311.8	85.50	26,659	3,704	3,699	4,239	0	15,016	0	15,016
2009(12)	934	340.9	80.58	27,467	4,657	4,079	0	0	18,731	0	18,731
2010(12)	553	201.9	79.52	16,052	2,490	3,513	0	0	10,048	0	10,048
2011(12)	337	123.0	76.42	9,400	1,226	3,192	0	0	4,982	0	4,982
2012(12)	199	72.9	76.11	5,545	490	3,020	0	0	2,035	0	2,035
2013(12)	129	35.3	75.21	2,659	0	2,213	0	1,443	-997	0	-997

Total	—	1,085.7	—	87,782	12,567	19,717	4,239	1,443	49,816	0	49,816

NZ Economic Summary (Company)	Table S-3C
Austral PDP	Proved Developed Producing
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T(1995)

Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR
(%)	(M$US)	(M$US)	(fraction)	(fraction)
0	31,362	31,362	22.88	22.88
5.0	29,481	29,481	24.89	24.89
10.0	27,841	27,841	26.78	26.78
15.0	26,400	26,400	28.54	28.54
20.0	25,124	25,124	30.15	30.15
25.0	23,986	23,986	31.60	31.60

AT ROR (%)	>800.00
AT Payout (yrs)	0.00

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	47,122	100.00	84.63
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	14,389	30.54	25.84
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	1,370	2.91	2.46
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	31,362	66.56	56.33
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	31,362	66.56	56.33

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	5.0	941.6	345	240	200	93.61	659.1	241	168	105	3.91
2009(12)	5.0	619.6	226	157	133	90.09	557.7	204	141	89	3.99
2010(12)	5.0	379.9	139	96	83	88.81	341.9	125	87	56	4.07
2011(12)	5.0	232.9	85	59	53	87.02	256.2	94	65	44	4.15
2012(12)	5.0	145.3	49	34	34	86.59	159.8	54	37	28	4.23

Total	—	—	843	586	503	—	—	717	498	323	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	Wl Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	731	267.5	85.94	22,986	3,792	3,444	486	0	15,265	0	15,265
2009(12)	495	180.8	81.03	14,647	2,298	3,080	0	0	9,269	0	9,269
2010(12)	304	110.8	79.97	8,862	1,195	2,816	0	0	4,851	0	4,851
2011(12)	192	69.9	76.86	5,374	528	2,668	0	0	2,178	0	2,178
2012(12)	120	40.0	76.57	3,065	0	2,382	0	884	-200	0	-200

Total	—	669.0	—	54,935	7,813	14,389	486	884	31,362	0	31,362

NZ Economic Summary (Company)	Table S-3D
Austral PUD	Proved Undeveloped
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate (%)	BT NPV (M$US)	AT NPV (M$US)	BT PIR (fraction)	AT PIR (fraction)
0	18,453	18,453	4.28	4.28
5.0	16,548	16,548	4.08	4.08
10.0	14,934	14,934	3.87	3.87
15.0	13,554	13,554	3.67	3.67
20.0	12,365	12,365	3.47	3.47
25.0	11,334	11,334	3.28	3.28

AT ROR (%)	>800.00
AT Payout (yrs)	0.75

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	28,093	100.00	81.67
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	5,328	18.96	15.49
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	4,312	15.35	12.54
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	18,453	65.69	53.65
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	18,453	65.69	53.65

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	0.5	156.1	57	40	40	45.81	109.3	40	28	21	1.96
2009(12)	3.0	548.8	200	139	114	89.00	493.9	180	125	77	3.99
2010(12)	3.0	312.1	114	79	65	87.65	280.9	103	71	44	4.07
2011(12)	3.0	176.9	65	45	37	85.79	194.6	71	49	31	4.15
2012(12)	3.4	109.0	40	28	22	85.34	119.9	44	31	18	4.23
2013(12)	8.0	153.1	42	29	29	86.67	199.1	54	38	28	4.32

Total	—	—	518	360	307	—	—	492	342	219	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	Wl Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	121	44.4	84.60	3,672	-87	256	3,753	0	-249	0	-249
2009(12)	439	160.1	80.06	12,821	2,359	999	0	0	9,462	0	9,462
2010(12)	249	91.0	78.95	7,190	1,295	698	0	0	5,197	0	5,197
2011(12)	145	53.1	75.80	4,027	698	524	0	0	2,805	0	2,805
2012(12)	90	32.8	76.11	2,480	490	638	0	-884	2,235	0	2,235
2013(12)	129	35.3	75.21	2,659	0	2,213	0	1,443	-997	0	-997

Total	—	416.8	—	32,847	4,755	5,328	3,753	559	18,453	0	18,453

NZ Economic Summary (Company)	Table S-3E
Austral Probable	Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate (%)	BT NPV (M$US)	AT NPV (M$US)	BT PIR (fraction)	AT PIR (fraction)
0	42,555	42,555	8.90	8.90
5.0	35,170	35,170	8.06	8.06
10.0	29,481	29,481	7.18	7.18
15.0	25,023	25,023	6.36	6.36
20.0	21,474	21,474	5.64	5.64
25.0	18,608	18,608	5.00	5.00

AT ROR (%)	403.40
AT Payout (yrs)	0.75

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	62,184	100.00	81.03
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	14,848	23.88	19.35
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	4,780	7.69	6.23
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	42,555	68.43	55.45
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	42,555	68.43	55.45

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	0.0	74.8	27	19	25	46.55	52.4	19	13	13	1.95
2009(12)	2.0	468.9	171	119	97	89.58	422.1	154	107	65	3.99
2010(12)	2.0	512.8	187	130	106	88.29	461.6	168	117	72	4.07
2011(12)	2.0	476.7	174	121	99	86.49	524.4	191	133	81	4.15
2012(12)	2.0	408.5	150	104	85	86.05	449.4	164	114	70	4.23
2013(12)	4.0	365.5	133	93	76	86.67	475.1	173	121	75	4.32
2014(12)	10.0	353.2	129	90	79	88.40	459.2	168	116	77	4.40
2015(12)	10.0	259.9	95	66	60	90.17	389.8	142	99	68	4.49
2016(12)	10.0	193.3	65	45	45	91.98	290.0	97	68	51	4.58

Total	—	—	1,131	786	672	—	—	1,278	888	572	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	Wl Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	58	21.3	85.50	1,818	-540	98	4,309	0	-2,049	0	-2,049
2009(12)	375	136.8	80.58	11,024	2,040	804	0	0	8,181	0	8,181
2010(12)	410	149.6	79.52	11,897	2,199	879	0	0	8,818	0	8,818
2011(12)	392	143.1	76.42	10,935	2,013	847	0	0	8,075	0	8,075
2012(12)	336	123.0	76.11	9,359	1,714	769	0	0	6,876	0	6,876
2013(12)	309	112.8	75.21	8,484	1,487	1,403	0	-1,443	7,036	0	7,036
2014(12)	299	109.0	76.72	8,363	955	3,502	0	0	3,907	0	3,907
2015(12)	226	82.4	76.79	6,328	562	3,432	0	0	2,334	0	2,334
2016(12)	168	56.3	78.32	4,407	0	3,116	0	1,914	-622	0	-622

Total	—	934.2	—	72,615	10,431	14,848	4,309	471	42,555	0	42,555

NZ Economic Summary (Company)	Table S-3F
Austral Possible (Nominal values)	Possible

NZ Company Economic Indicators::New Zealand R/T (1995)

Disc. Rate (%)	BT NPV (M$US)	AT NPV (M$US)	BT PIR (fraction)	AT PIR (fraction)
0	40,881	40,881	259.16	259.16
5.0	30,251	30,251	-218.60	-218.60
10.0	23,031	23,031	-103.80	-103.80
15.0	17,980	17,980	-80.87	-80.87
20.0	14,351	14,351	-73.90	-73.90
25.0	11,679	11,679	-73.07	-73.07

AT ROR (%)	>800.00
AT Payout (yrs)	1.17

NZComp. Economics (per Unit)::New Zealand R/T (1995)

	(M$US)	(%)	($US/BOE)
Net Revenue	58,600	100.00	82.71
Less:
Bonuses & Fees	0	0.00	0.00
Operating Costs	17,562	29.97	24.79
Tariffs	0	0.00	0.00
Prod & Asset Taxes	0	0.00	0.00
Capital Costs	158	0.27	0.22
Other Income/Expense	0	0.00	0.00

Before Tax Cash Flow	40,881	69.76	57.70
Less Income Tax	0	0.00	0.00
After Tax Cash Flow	40,881	69.76	57.70

NZ Prod Summary::New Zealand R/T (1995)

Date	Oil /# Wells	Proj. Oil Rate	Proj. Oil Volume	Comp. Oil Volume	Net Oil Volume	Net Oil Price	Proj. Sol’n Gas Rate	Proj. Sol’n Gas Volume	Comp. Sol’n Gas Volume	Net Sol’n Gas Volume	Net Sol’n Gas Price

		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf

2008(12)	0.0	0.0	0	0	0	0.00	0.0	0	0	0	0.00
2009(12)	0.0	81.8	30	21	17	89.58	73.6	27	19	11	3.99
2010(12)	0.0	195.8	71	50	40	88.29	176.2	64	45	27	4.07
2011(12)	0.0	254.5	93	65	53	86.49	280.0	102	71	43	4.15
2012(12)	0.0	276.5	101	70	57	86.05	304.2	111	77	47	4.23
2013(12)	0.0	277.4	101	70	57	86.67	360.6	132	91	56	4.32
2014(12)	0.0	263.8	96	67	54	88.40	343.0	125	87	53	4.40
2015(12)	0.0	242.8	89	62	50	90.17	364.2	133	92	56	4.49
2016(12)	0.8	231.5	85	59	46	91.98	347.2	127	88	52	4.58
2017(12)	10.0	333.7	122	85	75	93.81	500.5	183	127	85	4.67
2018(12)	10.0	271.8	99	69	63	95.69	407.8	149	103	70	4.77
2019(12)	10.0	221.5	81	56	52	97.60	332.2	121	84	59	4.86
2020(12)	10.0	181.7	61	42	42	99.56	272.5	91	63	48	4.96

Total	—	—	1,029	715	607	—	—	1,366	949	608	—

NZ Comp Cash Flow::New Zealand R/T (1995)

Date	Wl BOE Rate	Wl Total BOE Prod	Price / BOE	Sales Revenue Total	Royalty Total	Operating Costs	Capital Costs	Capital Aband. Total	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow

	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US

2008(12)	0	0.0	0.00	0	-8	39	0	0	-31	0	-31
2009(12)	65	23.9	80.58	1,923	358	130	0	0	1,435	0	1,435
2010(12)	156	57.1	79.52	4,542	849	288	0	0	3,405	0	3,405
2011(12)	209	76.4	76.42	5,839	1,091	375	0	0	4,373	0	4,373
2012(12)	227	83.2	76.11	6,336	1,182	415	0	0	4,739	0	4,739
2013(12)	235	85.6	75.21	6,439	1,201	423	0	0	4,815	0	4,815
2014(12)	223	81.4	76.72	6,247	1,165	412	0	0	4,671	0	4,671
2015(12)	211	77.0	76.79	5,912	1,103	388	0	0	4,421	0	4,421
2016(12)	201	73.6	78.32	5,765	1,265	638	0	-1,914	5,775	0	5,775
2017(12)	290	105.8	79.89	8,452	930	3,710	0	0	3,812	0	3,812
2018(12)	236	86.2	81.49	7,024	649	3,686	0	0	2,689	0	2,689
2019(12)	192	70.2	83.12	5,837	413	3,678	0	0	1,745	0	1,745
2020(12)	158	52.9	84.78	4,483	0	3,379	0	2,071	-967	0	-967

Total	—	873.4	—	68,799	10,198	17,562	0	158	40,881	0	40,881

Figure S-1

Map of New Zealand Highlighting
Petroleum Exploration Permit (PEP) 38783

Figure S-2

CHEAL, NEW ZEALAND
DAILY COMPANY GROSS BARRELS OF OIL EQUIVALENT (BOE) FORECAST

Daily Company Gross Barrels of Oil Equivalent (BOE) Forecast

Figure S-3

CHEAL, NEW ZEALAND
ANNUAL CASH FLOW (BEFORE INCOME TAX)

Annual Cash Flow (Before Income Tax)3

Figure S-4

CHEAL, NEW ZEALAND
NET PRESENT VALUE (BEFORE INCOME TAX)

Net Present Value (Before Income Tax)

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of Austral Pacific Energy Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Company has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors of the Company has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“TB Jewell”	“JG Johnston”

Thompson Bruce Jewell	Joseph Gerard Johnston
Chief Executive Officer	Petroleum Engineering Manager

“DAR Newman”	“PJ Hill”

David Arthur Ross Newman	Peter Hill
Director	Director

Date: 28 March 2008